Teva Announces Early Results of Debt Tender Offer, Pricing, Election of
Early Settlement and Increase in Maximum Amount and Priority 2 Notes Tender Cap

Jerusalem, February 27, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today the early tender results, applicable Reference Yields and consideration payable in connection with its previously announced tender offers (the “Offers”) to purchase for cash a portion of the following series of notes issued by finance subsidiaries of Teva and guaranteed by Teva:

•	6.150% Senior Notes due 2036 issued by Teva Pharmaceutical Finance Company, LLC (the “Priority 1 Notes”);

•	3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance Company B.V. (“Teva BV”) and 3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance IV B.V. (the “Priority 2 Notes”);

•	2.950% Senior Notes due 2022 issued by Teva BV (the “Priority 3 Notes”); and

•	2.400% Senior Notes due 2016 issued by Teva BV (the “Priority 4 Notes” and together with the Priority 1 Notes, the Priority 2 Notes and the Priority 3 Notes, the “Notes”).

Teva also announced that it has amended the terms of the Offers to increase the combined aggregate purchase price (exclusive of accrued and unpaid interest) of Notes it is purchasing in the Offers (the “Maximum Amount”) from $1 billion to $1.3 billion and the Tender Cap for the Priority 2 Notes to $550 million. All other terms of the Offers, as previously announced, remain unchanged. The Offers are being made pursuant to and are subject to the terms and conditions set forth in the Offer to Purchase dated February 12, 2015 (the “Offer to Purchase”) and related Letter of Transmittal.

Group Executive Vice President and Chief Financial Officer Eyal Desheh stated: “We are pleased to be in a position to take advantage of our strong cash flow and the favorable interest rate environment to reduce our interest expense. We expect that these tender offers will have a net present value to us of approximately $170 million.”

The respective principal amounts of all series of Notes that were validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on February 26, 2015 (the “Early Tender Time”) are specified in the table below. The consideration to be paid in the Offers for each series of Notes has been determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread over the yield to maturity of the applicable U.S. Treasury Reference Security specified in the table below (the “Total Consideration”). Holders who validly tendered and did not validly withdraw Notes at or prior to the Early Tender Time and whose Notes are accepted for purchase will receive the applicable Total Consideration, which includes an early tender premium of $30.00 per $1,000 principal amount of Notes accepted for purchase (the “Early Tender Premium”).

		CUSIP				Acceptance				Total Consideration
Title of Notes	Issuer	========= Number	Principal Amount Outstanding	Principal Amount Tendered	Tender Cap	============== Priority Level	U.S. Treasury Reference Security	Reference Yield	Fixed Spread (basis points)	(per $1,000)(1)

6.150% Senior Notes due 2036	Teva Pharmaceutical Finance Company, LLC	88163VAD1	$986,828,000	$207,517,000	$197,400,000	1	3.125% due 8/15/2044	2.589%	150 bps	$1,287.94
3.650% Senior Notes due 2021	Teva Pharmaceutical Finance Company B.V.	88165FAF9	$875,000,000	$477,635,000	$550,000,000(2)	2	1.250% due 1/31/2020	1.521%	110 bps	$1,062.85
3.650% Senior Notes due 2021	Teva Pharmaceutical Finance IV B.V.	88166JAA1	$875,000,000	$523,194,000		2	1.250% due 1/31/2020	1.521%	110 bps	$1,062.85
2.950% Senior Notes due 2022	Teva Pharmaceutical Finance Company B.V.	88165FAG7	$1,300,000,000	$751,112,000	N/A	3	2.250% due 11/15/2024	2.010%	75 bps	$1,013.24
2.400% Senior Notes due 2016	Teva Pharmaceutical Finance Company B.V.	88165FAC6	$950,000,000	$526,971,000	N/A	4	0.375% due 10/31/2016	0.540%	25 bps	$1,027.17

(1) Based on the Reference Yield of the applicable U.S. Treasury Reference Security as of 2:00 p.m., New York City time, on February 26, 2015, as determined by the Dealer Managers. Total Consideration includes the Early Tender Premium of $30.00 per $1,000 principal amount of Notes accepted for purchase, but does not include accrued and unpaid interest.
(2) The $550,000,000 Tender Cap is an aggregate amount that applies to both the 3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance Company B.V. and the 3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance IV B.V.

Subject to the terms and conditions of the Offers, Teva expects that it will accept for purchase Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time for a combined aggregate purchase price (exclusive of accrued and unpaid interest) equal to the Maximum Amount. The settlement for the Notes accepted by Teva in connection with the Early Tender Time is expected to take place on Friday, February 27, 2015 (the “Settlement Date”). The amount of each series of Notes that is to be purchased on the Settlement Date will be determined in accordance with the acceptance priority levels and the proration procedures described in the Offer to Purchase, subject in each case to the Maximum Amount and the applicable Tender Cap. It is expected that Priority 1 Notes will be subject to a proration factor of approximately 95 percent, Priority 2 Notes will be subject to a proration factor of approximately 55 percent and Priority 3 Notes will be subject to a proration factor of approximately 61 percent. No Priority 4 Notes will be purchased pursuant to the Offers. Payments for Notes purchased will include accrued and unpaid interest from and including the last interest payment date applicable to the relevant series of Notes up to, but not including, the Settlement Date.

The Withdrawal Deadline has passed and has not been extended. Notes tendered pursuant to the Offers may no longer be withdrawn, except as required by law.

The Offers will expire at 11:59 p.m., New York City time, on March 12, 2015, unless extended or earlier terminated (as it may be extended or earlier terminated, the “Expiration Time”). However, as Teva intends, subject to the terms and conditions of the Offers, to accept for purchase the Maximum Amount on the Settlement Date, further tenders of Notes prior to the Expiration Time will not be accepted for purchase.

Teva’s obligation to accept for payment and to pay for the Notes validly tendered in the Offers is subject to the satisfaction or waiver of certain conditions set out in the Offer to Purchase, but is not subject to a financing condition. Teva reserves the right, subject to applicable law and the terms of the Offers, to waive any and all conditions to the Offers or to otherwise amend, extend or terminate the Offers in any respect.

Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as Dealer Managers for the Offer. The information agent and tender agent (the “Information and Tender Agent”) for the Offers is D.F. King & Co., Inc. Copies of the Offer to Purchase and related Letter of Transmittal are available by contacting the Information and Tender Agent at (800) 622-1649 (toll-free) or (212) 269-5550 (collect) or by email at teva@dfking.com. Questions regarding the Offers should be directed to Barclays Capital Inc., Liability Management Group, at (800) 438-3242 (toll-free) or (212) 528-7581 (collect) and Morgan Stanley & Co. LLC, Liability Management Group, at (800) 624-1808 (toll-free) or (212) 761-1057 (collect).

This announcement shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any Notes. The Offers are being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Cautionary Notice Regarding Forward-Looking Statements:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.